

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2013

Via E-mail
Christopher Viehbacher
Chief Executive Officer
Sanofi
54, Rue La Boétie
75008 Paris, France

      Re: Sanofi
             Form 20-F for the Fiscal Year Ended December 31, 2012
             Filed March 7, 2013
             File No. 001-31368

Dear Mr. Viehbacher:

      We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosures.

      Please respond to this letter within 10 business days by providing us the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

      After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Item 5. Operating and Financial Review and Prospects
Results of Operations
Year Ended December 31, 2012 Compared With Year Ended December 31, 2011
Net Sales by Product, Pharmaceuticals Segment, page 107

1. Please provide us proposed disclosure to be included in future filings that includes the amount for each factor that contributed to the change in net sales in the Pharmaceuticals segment. For example, please disclose the amount related to the positive impact of consolidating Genzyme and the amount related to the performance of the growth platforms.

2. Regarding the increase in net sales of Lantus, please provide us proposed disclosure to be included in future filings that indicates the amount due to and cause of the increase separately for price and volume, and the expected effect of each cause, if any, on future results of operations.

Notes to Consolidated Financial Statements
D. Presentation of the Financial Statements
D.4. Goodwill and other intangible assets, page F-46

3. As the intangible asset for products, trademarks and other rights is material, please provide us proposed disclosure to be included in future filings to include the following information by product: their useful lives, cost, accumulated amortization and weighted average amortization period. Please refer to paragraphs 118 and 119 of IAS 38.

4. Please provide us proposed disclosure to be included in future filings to clarify the remaining amortization period for current marketed products. Refer to paragraph 122(b) of IAS 38.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant